UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financing

As previously disclosed on a Form 6-K on September 23, 2024, Zhibao Technology Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”). EF Hutton LLC acted as the sole placement agent in the Financing.

On September 23, 2024, the Company consummated the first closing of the first tranche (the “First Closing of First Tranche”) by issuing and selling to the Investor, in a private placement, (A) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “Note”), (B) a warrant to purchase up to 74,451 Class A ordinary shares (“Ordinary Share”) at an initial exercise price of $4.71 per Ordinary Share, subject to certain adjustments (the “Warrant”), and (C) a pre-funded warrant to purchase up to 191,522 Ordinary Shares at a nominal exercise price of $0.0001 per Ordinary Share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default (as defined in the Note). In return, the Company received $675,000 (net of original issue discount of 10%) in the First Closing of First Tranche, excluding expenses and commissions.

On September 30, 2024, the Company filed a Registration Statement on Form F-1 (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to the terms of the Securities Purchase Agreement. Accordingly, on October 1, 2024, pursuant to the terms of the Securities Purchase Agreement, the Company received additional $675,000 (net of original issue discount of 10%) in a second closing of the first tranche, excluding expenses and commissions (the “Second Closing of First Tranche”). In the Second Closing of First Tranche, the Company issued to the Investor a Warrant to purchase up to 79,599 Ordinary Shares at an initial exercise price of $4.47 per Ordinary Share, subject to certain adjustments. Based in part upon the representations of the Investor in the Securities Purchase Agreement, the placement and sale of the Warrants was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Commission or an applicable exemption from the registration requirements. Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of common stock or other securities of the Company.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
4.1*+	Form of Class A Ordinary Shares Purchase Warrant

*	Filed herewith.
+	Certain exhibits and schedules have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: October 2, 2024	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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